Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Second Quarter 2018 Earnings

and Increase in Quarterly Dividend to US$0.14505 per ADS

Macau, Tuesday, July 24, 2018 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the second quarter of 2018.

Net revenue for the second quarter of 2018 was US$1,228.6 million, representing a decrease of approximately 5% from US$1,298.2 million reported for the comparable period in 2017. The decrease in net revenue was primarily attributable to higher commissions reported as a reduction in revenue upon the Company’s adoption of a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”), partially offset by higher group-wide gross gaming revenues. The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenue for the second quarter of 2018 would have been US$1,337.4 million, which would have represented an increase of approximately 3% from the US$1,298.2 million for the comparable period in 2017.

Operating income for the second quarter of 2018 was US$118.1 million, compared with operating income of US$127.4 million in the second quarter of 2017, representing a decrease of 7%.

Adjusted property EBITDA(1) was US$355.5 million for the second quarter of 2018, as compared to Adjusted property EBITDA of US$329.5 million in the second quarter of 2017, representing an increase of 8%. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to the higher contribution from City of Dreams Manila and Altira Macau.

Net income attributable to Melco Resorts & Entertainment Limited for the second quarter of 2018 was US$57.3 million, or US$0.12 per ADS, compared with US$36.5 million, or US$0.08 per ADS, in the second quarter of 2017. The net loss attributable to noncontrolling interests during the second quarters of 2018 and 2017 were US$4.1 million and US$8.0 million, respectively, which were related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “I am delighted to announce the recent successful opening of Morpheus, which we believe is the most luxurious integrated resort in the world. Named after the Greek god of dreams, this US$1.1 billion iconic building is the latest addition to the Phase III development of City of Dreams, exemplifying Melco’s position as a pioneer and innovator in premium travel, leisure and entertainment.

“Morpheus is the world’s first ever free-form exoskeleton high-rise, designed by legendary architect – the late Dame Zaha Hadid. With a total of 772 guest rooms, suites and villas, a sky pool situated 130 meters above ground, the world’s most fashion-forward brands and retail options, an in-house Spa Butler concept, as well as VIP gaming and VIP villas on the top floors, Morpheus offers guests world-class experiences that exceed 5-star hotel standards.

“Morpheus offers best-of-the-best dining options including Alain Ducasse at Morpheus and Voyages by Alain Ducasse, the legendary French chef’s restaurant inspired by his travels. Taste buds will also be awakened by Yi, which offers regional Chinese cuisine served omakase-style, while the king of modern patisserie, Pierre Hermé, has created a sleek lounge serving the finest delicacies never seen before in Asia. Lastly, Morpheus also features a living gallery with original contemporary art by internationally renowned artists KAWS, Jean-Michel Othoniel and Thilo Heinzmann.

“The opening of Morpheus marks a new beginning for City of Dreams. Our premium portfolio now includes the sleek, modern Morpheus; the chic, classic Chinese Nüwa; and the upcoming hotel Libertine, the funky rebel, which starts development in the second half of 2019. They all offer guests premium and luxury experiences but each has its own distinctive style and design while maintaining the same focus on quality and attention to detail.

“At Studio City, we are embarking on a series of property upgrades to refine the entertainment offerings, which include an incredible new stunt show created with our new partner Stufish, a London-based world-renowned entertainment architect, Asia’s largest Virtual Reality zone and a fantastic new street of food and beverage.

“The Board has, after evaluating the Company’s current liquidity position and future expected capital needs, decided to increase the quarterly cash dividend by 7%.

“Lastly, Japan continues to be a core focus for us. We expect development of the next generation of integrated resorts to soon commence in this incredibly exciting, yet currently underpenetrated, tourism destination. With our focus on the Asian premium segment, high quality assets, dedication to world-class entertainment offerings, market-leading social safeguards and compliance culture, and our commitment to being an ideal partner to local governments and communities alike, we believe Melco is in a strong position to help Japan realize the vision for integrated resort development with a unique Japanese touch.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2018, net revenue at City of Dreams was US$577.8 million compared to US$644.6 million in the second quarter of 2017. City of Dreams generated Adjusted EBITDA of US$171.5 million in the second quarter of 2018 compared with Adjusted EBITDA of US$175.3 million in the second quarter of 2017.

Rolling chip volume totaled US$10.5 billion for the second quarter of 2018 versus US$12.2 billion in the second quarter of 2017. The rolling chip win rate was 2.9% for both quarters ended June 30, 2018 and 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,182.4 million in the second quarter of 2018 compared with US$1,073.2 million in the second quarter of 2017. The mass market table games hold percentage was 28.4% in the second quarter of 2018 compared to 32.4% in the second quarter of 2017.

Gaming machine handle for the second quarter of 2018 was US$1,116.9 million, compared with US$937.9 million in the second quarter of 2017. The gaming machine win rate was 5.1% in the second quarter of 2018 versus 4.0% in the second quarter of 2017.

Total non-gaming revenue at City of Dreams in the second quarter of 2018 was US$77.0 million, compared with US$74.6 million in the second quarter of 2017.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2018, net revenue at Altira Macau was US$123.1 million compared to US$107.6 million in the second quarter of 2017. Altira Macau generated Adjusted EBITDA of US$18.3 million in the second quarter of 2018 compared with Adjusted EBITDA of US$5.1 million in the second quarter of 2017. The year-on-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments.

Rolling chip volume totaled US$4.8 billion in the second quarter of 2018 versus US$4.0 billion in the second quarter of 2017. The rolling chip win rate was 3.6% in the second quarter of 2018 versus 3.3% in the second quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$131.9 million in the second quarter of 2018, representing an increase from US$91.9 million generated in the comparable period in 2017. The mass market table games hold percentage was 19.7% in the second quarter of 2018 compared with 15.2% in the second quarter of 2017.

Gaming machine handle for the second quarter of 2018 was US$30.0 million, compared with US$7.6 million in the second quarter of 2017. The increase was primarily due to an increase in average number of gaming machines to 129 in the second quarter of 2018, compared to 56 in the second quarter of 2017. The gaming machine win rate was 6.3% in the second quarter of 2018 versus 6.0% in the second quarter of 2017.

Total non-gaming revenue at Altira Macau in the second quarter of 2018 was US$6.7 million, compared with US$6.1 million in the second quarter of 2017.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$28.0 million in the second quarter of 2018 as compared to US$29.3 million in the second quarter of 2017. Mocha Clubs generated US$5.2 million of Adjusted EBITDA in the second quarter of 2018 compared with US$5.6 million in the same period in 2017.

Gaming machine handle for the second quarter of 2018 was US$618.5 million, compared with US$592.4 million in the second quarter of 2017. The gaming machine win rate was 4.5% in the second quarter of 2018 versus 4.8% in the second quarter of 2017.

Studio City Second Quarter Results

For the quarter ended June 30, 2018, net revenue at Studio City was US$314.1 million compared to US$332.1 million in the second quarter of 2017. Studio City generated Adjusted EBITDA of US$73.2 million in the second quarter of 2018 compared with Adjusted EBITDA of US$80.7 million in the second quarter of 2017. The decline in Adjusted EBITDA was primarily a result of poorer performance in the rolling chip segment and lower non-gaming revenue, partially offset by better performance in the mass market table games segment.

Rolling chip volume totaled US$6.1 billion for the second quarter of 2018 versus US$4.7 billion in the second quarter of 2017. The rolling chip win rate was 2.7% in the second quarter of 2018 versus 3.3% in the second quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$814.3 million in the second quarter of 2018 compared with US$661.4 million in the second quarter of 2017. The mass market table games hold percentage was 24.5% in the second quarter of 2018 compared to 26.8% in the second quarter of 2017.

Gaming machine handle for the second quarter of 2018 was US$614.9 million, compared with US$502.9 million in the second quarter of 2017. The gaming machine win rate was 3.4% in the second quarter of 2018 versus 3.7% in the second quarter of 2017.

Total non-gaming revenue at Studio City in the second quarter of 2018 was US$44.3 million, compared with US$48.6 million in the second quarter of 2017.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2018, net revenue at City of Dreams Manila was US$173.9 million compared to US$176.2 million in the second quarter of 2017. City of Dreams Manila generated Adjusted EBITDA of US$87.3 million in the second quarter of 2018 compared to US$62.8 million in the comparable period of 2017. The year-on-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments.

Rolling chip volume totaled US$3.0 billion for the second quarter of 2018 versus US$3.2 billion in the second quarter of 2017. The rolling chip win rate was 3.7% in the second quarter of 2018 versus 3.5% in the second quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$196.9 million for the second quarter of 2018, compared with US$169.8 million in the second quarter of 2017. The mass market table games hold percentage was 29.4% in the second quarter of 2018 compared to 28.5% in the second quarter of 2017.

Gaming machine handle for the second quarter of 2018 was US$855.9 million, compared with US$759.0 million in the second quarter of 2017. The gaming machine win rate was 5.9% for both quarters ended June 30, 2018 and 2017.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2018 was US$29.2 million, compared with US$28.1 million in the second quarter of 2017.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2018 were US$62.5 million, which mainly included interest expenses, net of capitalized interest, of US$61.4 million. We recorded US$10.0 million of capitalized interest during the second quarter of 2018 relating to the development of Morpheus at City of Dreams.

Depreciation and amortization costs of US$131.8 million were recorded in the second quarter of 2018 of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2018 were US$1.5 billion, including US$25.0 million of bank deposits with original maturities over three months and US$47.6 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the second quarter of 2018, was US$3.5 billion.

Capital expenditures for the second quarter of 2018 were US$165.5 million, which predominantly related to Morpheus and other various projects at City of Dreams.

Amendment of Dividend Policy

To reaffirm Melco’s commitment to returning surplus capital to shareholders, our Board, after evaluating Melco’s current liquidity position and future expected capital needs, has amended its quarterly dividend policy from one targeting a quarterly cash dividend payment of US$0.045 per ordinary share (equivalent to US$0.135 per ADS, each representing three ordinary shares) of the Company, to one targeting a quarterly cash dividend payment of US$0.04835 per ordinary share (equivalent to US$0.14505 per ADS) of the Company.

The new dividend policy will take effect beginning with any dividends declared by our Board for the second quarter of 2018 and continue until amended or otherwise determined by our Board. Distribution of dividends under this new dividend policy is subject to the Company’s accumulated and future earnings, cash availability and future commitments.

Our Board will continue to review our dividend policy from time to time as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

Dividend Declaration

On July 24, 2018, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.04835 per ordinary share (equivalent to US$0.14505 per ADS) for the second quarter of 2018 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about August 15, 2018 to our shareholders whose names appear on the register of members of the Company at the close of business on August 6, 2018, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2018 financial results on Tuesday, July 24, 2018 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1612 0306

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	2498084

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,069,525	$1,213,968	$2,223,278	$2,402,977
Rooms	67,795	65,589	135,366	132,026
Food and beverage	46,582	43,684	94,830	88,510
Entertainment, retail and other	44,728	49,600	88,304	102,482

Gross revenues	1,228,630	1,372,841	2,541,778	2,725,995
Less: promotional allowances	—	(74,621)	—	(150,555)

Net revenues	1,228,630	1,298,220	2,541,778	2,575,440

OPERATING COSTS AND EXPENSES
Casino	(710,665)	(844,698)	(1,464,714)	(1,647,431)
Rooms	(17,142)	(8,025)	(32,968)	(16,215)
Food and beverage	(36,950)	(13,622)	(74,037)	(28,242)
Entertainment, retail and other	(22,404)	(21,644)	(45,366)	(44,052)
General and administrative	(126,591)	(122,786)	(234,817)	(233,581)
Payments to the Philippine Parties	(23,617)	(13,822)	(34,994)	(29,261)
Pre-opening costs	(28,765)	(525)	(31,113)	(1,000)
Development costs	(3,018)	(3,068)	(6,907)	(4,085)
Amortization of gaming subconcession	(14,310)	(14,309)	(28,619)	(28,618)
Amortization of land use rights	(5,704)	(5,704)	(11,408)	(11,408)
Depreciation and amortization	(111,747)	(115,510)	(221,434)	(233,079)
Property charges and other	(9,637)	(7,063)	(16,183)	(12,527)

Total operating costs and expenses	(1,110,550)	(1,170,776)	(2,202,560)	(2,289,499)

OPERATING INCOME	118,080	127,444	339,218	285,941

NON-OPERATING INCOME (EXPENSES)
Interest income	1,286	915	2,695	1,472
Interest expenses, net of capitalized interest	(61,383)	(65,377)	(120,119)	(131,220)
Other finance costs	(1,390)	(1,436)	(2,767)	(2,937)
Foreign exchange (losses) gains, net	(4,253)	689	371	9,398
Other income, net	3,257	729	1,451	1,388
Loss on extinguishment of debt	—	(31,459)	—	(31,459)
Costs associated with debt modification	—	(1,912)	—	(1,912)

Total non-operating expenses, net	(62,483)	(97,851)	(118,369)	(155,270)

INCOME BEFORE INCOME TAX	55,597	29,593	220,849	130,671
INCOME TAX (EXPENSE) CREDIT	(2,458)	(1,136)	(4,396)	617

NET INCOME	53,139	28,457	216,453	131,288
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,134	8,020	(2,547)	18,635

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$57,273	$36,477	$213,906	$149,923

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.039	$0.025	$0.145	$0.102

Diluted	$0.038	$0.025	$0.144	$0.101

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.117	$0.075	$0.436	$0.307

Diluted	$0.115	$0.074	$0.432	$0.304

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,472,695,529	1,467,501,531	1,471,225,884	1,466,468,014

Diluted	1,485,815,747	1,479,331,486	1,484,794,529	1,477,811,276

Note	The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,387,519	$1,408,211
Investment securities	92,334	89,874
Bank deposits with original maturities over three months	24,987	9,884
Restricted cash	47,470	45,412
Accounts receivable, net	188,323	176,544
Amounts due from affiliated companies	5,766	2,377
Inventories	36,002	34,988
Prepaid expenses and other current assets	73,999	77,503

Total current assets	1,856,400	1,844,793

PROPERTY AND EQUIPMENT, NET	5,736,756	5,730,760
GAMING SUBCONCESSION, NET	227,464	256,083
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	187,567	189,645
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	81	11
LAND USE RIGHTS, NET	776,091	787,499

TOTAL ASSETS	$8,870,624	$8,895,056

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$21,953	$16,041
Accrued expenses and other current liabilities	1,522,002	1,563,585
Income tax payable	6,512	3,179
Capital lease obligations, due within one year	32,625	33,387
Current portion of long-term debt, net	191,147	51,032
Amounts due to affiliated companies	14,026	16,790

Total current liabilities	1,788,265	1,684,014

LONG-TERM DEBT, NET	3,337,943	3,506,530
OTHER LONG-TERM LIABILITIES	27,674	48,087
DEFERRED TAX LIABILITIES	54,781	53,994
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	248,772	265,896
AMOUNTS DUE TO AFFILIATED COMPANIES	—	919

SHAREHOLDERS’ EQUITY
Ordinary shares	14,830	14,784
Treasury shares	(74)	(90)
Additional paid-in capital	3,686,664	3,671,805
Accumulated other comprehensive losses	(29,955)	(26,610)
Accumulated losses	(703,256)	(772,338)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,968,209	2,887,551
Noncontrolling interests	444,980	448,065

Total equity	3,413,189	3,335,616

TOTAL LIABILITIES AND EQUITY	$8,870,624	$8,895,056

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$57,273	$36,477	$213,906	$149,923
Pre-opening Costs	28,765	525	31,113	1,000
Development Costs	3,018	3,068	6,907	4,085
Property Charges and Other	9,637	7,063	16,183	12,527
Loss on Extinguishment of Debt	—	31,459	—	31,459
Costs Associated with Debt Modification	—	1,912	—	1,912
Income Tax Impact on Adjustments	(179)	(89)	(179)	(348)
Noncontrolling Interests Impact on Adjustments	(478)	(1,760)	(1,440)	(1,752)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$98,036	$78,655	$266,490	$198,806

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.067	$0.054	$0.181	$0.136

Diluted	$0.066	$0.053	$0.179	$0.135

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.200	$0.161	$0.543	$0.407

Diluted	$0.198	$0.160	$0.538	$0.404

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,472,695,529	1,467,501,531	1,471,225,884	1,466,468,014

Diluted	1,485,815,747	1,479,331,486	1,484,794,529	1,477,811,276

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$13,542	$3,082	$96,426	$26,593	$44,217	$(65,780)	$118,080
Payments to the Philippine Parties	—	—	—	—	23,617	—	23,617
Land Rent to Belle Corporation	—	—	—	—	751	—	751
Pre-opening Costs	—	—	28,754	11	—	—	28,765
Development Costs	—	—	—	—	—	3,018	3,018
Depreciation and Amortization	4,673	2,025	42,660	45,004	18,803	18,596	131,761
Share-based Compensation	100	48	838	430	(131)	5,376	6,661
Property Charges and Other	—	58	2,801	1,164	28	5,586	9,637

Adjusted EBITDA	18,315	5,213	171,479	73,202	87,285	(33,204)	322,290
Corporate and Other Expenses	—	—	—	—	—	33,204	33,204

Adjusted Property EBITDA	$18,315	$5,213	$171,479	$73,202	$87,285	$—	$355,494

	Three Months Ended June 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(142)	$3,477	$127,845	$29,771	$26,901	$(60,408)	$127,444
Payments to the Philippine Parties	—	—	—	—	13,822	—	13,822
Land Rent to Belle Corporation	—	—	—	—	792	—	792
Pre-opening Costs	—	—	321	(21)	225	—	525
Development Costs	—	—	—	—	—	3,068	3,068
Depreciation and Amortization	5,208	2,045	43,573	46,322	20,938	17,437	135,523
Share-based Compensation	40	54	758	319	160	3,903	5,234
Property Charges and Other	—	—	2,786	4,267	—	10	7,063

Adjusted EBITDA	5,106	5,576	175,283	80,658	62,838	(35,990)	293,471
Corporate and Other Expenses	—	—	—	—	—	35,990	35,990

Adjusted Property EBITDA	$5,106	$5,576	$175,283	$80,658	$62,838	$—	$329,461

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$26,191	$8,402	$258,373	$89,357	$72,324	$(115,429)	$339,218
Payments to the Philippine Parties	—	—	—	—	34,994	—	34,994
Land Rent to Belle Corporation	—	—	—	—	1,515	—	1,515
Pre-opening Costs	—	—	31,060	53	—	—	31,113
Development Costs	—	—	—	—	—	6,907	6,907
Depreciation and Amortization	9,519	4,108	82,823	89,545	37,976	37,490	261,461
Share-based Compensation	171	75	1,696	766	(741)	9,212	11,179
Property Charges and Other	461	(432)	5,542	3,531	28	7,053	16,183

Adjusted EBITDA	36,342	12,153	379,494	183,252	146,096	(54,767)	702,570
Corporate and Other Expenses	—	—	—	—	—	54,767	54,767

Adjusted Property EBITDA	$36,342	$12,153	$379,494	$183,252	$146,096	$—	$757,337

	Six Months Ended June 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(2,215)	$8,340	$292,244	$51,326	$50,398	$(114,152)	$285,941
Payments to the Philippine Parties	—	—	—	—	29,261	—	29,261
Land Rent to Belle Corporation	—	—	—	—	1,583	—	1,583
Pre-opening Costs	—	—	815	(40)	225	—	1,000
Development Costs	—	—	—	—	—	4,085	4,085
Depreciation and Amortization	10,897	4,232	88,352	92,298	42,436	34,890	273,105
Share-based Compensation	82	48	1,284	605	73	4,729	6,821
Property Charges and Other	57	62	6,129	4,267	—	2,012	12,527

Adjusted EBITDA	8,821	12,682	388,824	148,456	123,976	(68,436)	614,323
Corporate and Other Expenses	—	—	—	—	—	68,436	68,436

Adjusted Property EBITDA	$8,821	$12,682	$388,824	$148,456	$123,976	$—	$682,759

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$57,273	$36,477	$213,906	$149,923
Net (Loss) Income Attributable to Noncontrolling Interests	(4,134)	(8,020)	2,547	(18,635)

Net Income	53,139	28,457	216,453	131,288
Income Tax Expense (Credit)	2,458	1,136	4,396	(617)
Interest and Other Non-Operating Expenses, Net	62,483	97,851	118,369	155,270
Property Charges and Other	9,637	7,063	16,183	12,527
Share-based Compensation	6,661	5,234	11,179	6,821
Depreciation and Amortization	131,761	135,523	261,461	273,105
Development Costs	3,018	3,068	6,907	4,085
Pre-opening Costs	28,765	525	31,113	1,000
Land Rent to Belle Corporation	751	792	1,515	1,583
Payments to the Philippine Parties	23,617	13,822	34,994	29,261

Adjusted EBITDA	322,290	293,471	702,570	614,323
Corporate and Other Expenses	33,204	35,990	54,767	68,436

Adjusted Property EBITDA	$355,494	$329,461	$757,337	$682,759

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Room Statistics:
Altira Macau
Average daily rate (3)	$187	$200	$191	$204
Occupancy per available room	99%	95%	99%	93%
Revenue per available room (4)	$185	$190	$189	$190
City of Dreams
Average daily rate (3)	$201	$199	$203	$199
Occupancy per available room	97%	96%	98%	97%
Revenue per available room (4)	$196	$192	$198	$193
Studio City
Average daily rate (3)	$135	$135	$137	$137
Occupancy per available room	100%	98%	100%	99%
Revenue per available room (4)	$135	$133	$137	$135
City of Dreams Manila
Average daily rate (3)	$157	$156	$158	$155
Occupancy per available room	98%	95%	98%	96%
Revenue per available room (4)	$154	$149	$155	$149
Other Information:
Altira Macau
Average number of table games	103	108	103	111
Average number of gaming machines	129	56	126	56
Table games win per unit per day (5)	$21,491	$14,633	$21,306	$14,465
Gaming machines win per unit per day (6)	$160	$89	$145	$91
City of Dreams
Average number of table games	483	480	481	480
Average number of gaming machines	690	762	678	800
Table games win per unit per day (5)	$14,542	$16,172	$15,568	$16,585
Gaming machines win per unit per day (6)	$912	$541	$873	$503
Studio City
Average number of table games	293	287	293	284
Average number of gaming machines	959	981	951	976
Table games win per unit per day (5)	$13,509	$12,729	$14,399	$11,472
Gaming machines win per unit per day (6)	$237	$208	$244	$210
City of Dreams Manila
Average number of table games	299	278	297	274
Average number of gaming machines	1,900	1,777	1,868	1,775
Table games win per unit per day (5)	$6,165	$6,383	$5,797	$5,800
Gaming machines win per unit per day (6)	$291	$277	$286	$281

(3)	Average daily rate is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points